Exhibit 99.1

RDA Microelectronics Announces Receipt of Non-Binding Acquisition Proposal

SHANGHAI, China, September 27, 2013 — RDA Microelectronics, Inc. (NASDAQ:RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced that its Board of Directors has received an unsolicited, preliminary non-binding proposal letter dated September 27, 2013 from Shanghai Pudong Science and Technology Investment Co., Ltd. (“PDSTI”), a wholly state-owned limited liability company directly under Pudong New Area government of Shanghai, pursuant to which PDSTI proposes to acquire all of the outstanding ordinary shares of the Company (the “Shares) and American Depositary Shares of the Company (the “ADSs,” each ADS representing six Shares), in each case other than those Shares or ADSs owned by PDSTI and its affiliates, for US$2.5833 in cash per Share or US$15.50 per ADS. A copy of the proposal letter is attached hereto as Appendix 1.

The Company’s Board of Directors is reviewing and evaluating PDSTI’s proposal.  No decision has been made with respect to the Company’s response to the proposal.  There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com

Appendix 1 — PDSTI Proposal Letter

September 27, 2013

The Board of Directors

RDA Microelectronics, Inc.
6/F, Building 4, 690 Bibo Road
Pudong District, Shanghai 201203

People’s Republic of China

Dear Members of the Board of Directors,

Shanghai Pudong Science and Technology Investment Co., Ltd. (“PDSTI”) is pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares (the “Shares”) of RDA Microelectronics, Inc. (the “Company”) and the American Depositary Shares of the Company (the “ADSs”, each ADS representing six Shares of the Company), in each case other than those Shares or ADSs owned by PDSTI and its affiliates (the “Acquisition”).

We believe that our proposal of US$2.5833 in cash per Share or US$15.50 per ADS, as the case may be, provides a very attractive opportunity to the Company’s shareholders. Our Proposal represents a premium of 30.5% to the volume-weighted average closing price of the ADSs during the last 60 trading days.

Set forth below are the key terms of our Proposal. We are confident that the Acquisition can be closed on the basis outlined in this letter.

1. Acquisition and Purchase Price

We propose to acquire all of the outstanding Shares and ADSs not already owned by us at a purchase price equal to US$2.5833 in cash per Share or US$15.50 per ADS, as the case may be, through a one-step merger of a newly formed acquisition vehicle with and into the Company.

2. Financing

We intend to finance the Acquisition with a combination of equity and debt capital. Equity financing will be provided by us. Debt financing will be provided by third party financial institutions. We have been in discussions with several leading financial institutions and have received a highly confident letter indicating that they are highly confident of their ability to provide loans to finance the Acquisition subject to the terms and conditions set forth therein.

3. Due Diligence

We and the parties providing debt financing will require a timely opportunity to conduct customary due diligence on the Company including business, legal, financial and accounting due diligence. We believe that we and our financing sources will be in a position to complete due diligence in a timely manner and in parallel with discussions on the definitive agreements.

4. Definitive Documentation

We have engaged Shearman & Sterling LLP as international legal counsel in connection with the Acquisition and are prepared to promptly negotiate and finalize definitive agreements in relation to the Acquisition and related transactions. These definitive agreements will provide for representations, warranties, covenants and conditions which are appropriate for transactions of this type.

5. Confidentiality

Other than the announcement of this Proposal, we are sure that you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

6. About PDSTI

PDSTI, a wholly state-owned limited liability company directly under Pudong New Area government of Shanghai, combines proprietary investments with investments management services. The business of PDSTI currently covers a broad range of areas, including venture capital and private equity investments, mergers and acquisitions, management of fund of funds and private equity funds, and debt investments. PDSTI has deep industry knowledge of integrated circuit design and has invested in several well-known IC design companies.

7. No Binding Commitment

This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by PDSTI and does not contain all matters upon which agreement must be reached in order to consummate the Acquisition, nor does it create any binding commitment with respect to the Acquisition. Such a commitment will result only from the execution of definitive agreements, and then will be on the terms provided in such agreements.

In closing, we would like to express our commitment to working together to bring the Acquisition to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Shanghai Pudong Science and Technology Investment Co., Ltd.

By:	/s/ Zhu, Xudong
Name:	Zhu, Xudong
Title:	Chairman and President